[company letterhead]

August 7, 2009

VIA EDGAR AND TELEFAX (202-772-9202)

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-5546

Re:	TBS International Limited Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008, filed March 30, 2009
Quarterly Report on Form 10-Q for the Fiscal Quarter ended March 31, 2009 filed May 8, 2009 File No. 000-51368

Dear Mr. Joseph Foti:

On behalf of TBS International Limited (the "Company"), this letter responds to your letter, dated July 10, 2009, received by me on July 14, 2009, regarding  the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, which the Company filed with the Securities and Exchange Commission (the “commission”) on March 30, 2009 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which the Company filed with the Commission on May 8, 2009 (File No. 000-51368). Your comments are set forth below, followed by our corresponding response.

Form 10-K for the year ended December 31, 2008

Comment 1

Item 7A Quantitative and Qualitative Disclosure about Market Risk, page 63

We note in your disclosure that changes in foreign exchange rates could adversely affect your earnings. In light of the fact that you appear to have exposure to market risk related to foreign exchange rates, please revise this section in future filings to provide quantitative information regarding your risk in accordance with one of the three disclosure alternatives set forth in Item 305(a) of Regulations S-K.

Response

Paragraph (a)(1) of Item 305 states  “ …quantitative information shall be presented, to the extent material, for each market risk exposure category provide, …”  We state in our disclosure in Item 7 - Foreign Exchange Currency that we  “…incur approximately 9% of our operating expenses in currencies other than U.S. dollars for the year ended December 31, 2008.”  We state in Financial Statement, Note 2 — Summary of Significant Accounting Policies,  Foreign Currency Transactions and in Management's Discussion and Analysis -  Summary of Critical Accounting Policies,  Foreign Currency Transactions that  “The financial statements are expressed in United States dollars.  Gains and losses resulting from foreign currency transactions, which are not significant, are included in other income.”

Historically, foreign exchange gains and losses have not been significant and we do not anticipate that this will substantially change in the future.  At December 31, 2008, we did not use derivatives to manage risks inherent in anticipated foreign currency transactions.  Accordingly, we concluded that separate quantitative information was not required under Item 305 because it was not material.  We will continue to monitor the significance of market risk exposure related to foreign currency transactions and will present the quantitative disclosure required under Item 305 if foreign currency market risk exposure becomes material.  In future filings, to the extent that foreign currency market risk exposure remains immaterial, we will modify our disclosure in Item 7 - Foreign Exchange Currency to include a reference that foreign currency market risk is not material.

Comment 2

Deferred Dry Docking Costs, page F-9

We believe that the note disclosure in this accounting policy should be expanded to also include the information contained in the last two sentences in the last paragraph under section D – Classification & Inspection in Item 1 (Business section), which is also the third full paragraph on page 10.  Please revise accordingly.

Response

In the Company's Form 10-K for the year ended December 31, 2008, we state in the Item 7 - Management's Discussion and Analysis - Summary of Critical Accounting Policies, Drydocking the following:

"Within the shipping industry, two methods are used to account for drydockings: (1) the deferral method, in which drydocking costs are capitalized and then amortized over the period to the next scheduled drydocking, and (2) the incurred method, in which drydocking costs are expensed as incurred. We use the deferral method and amortize drydocking costs on a straight-line basis over the period through the date of the next drydocking, which is typically 30 months. We only include in deferred drydocking costs those costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either: add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s efficiency. Normal repairs and maintenance, whether incurred as part of the drydocking or not are expensed as incurred. We believe the deferral method better matches costs with revenue rather than expensing the costs as incurred.  We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of drydock expense if the subsequent drydock is done earlier than anticipated."

We respectfully submit that while our disclosures in section D – Classification & Inspection in Item 1 (Business section) and Management's Discussion and Analysis -  Summary of Critical Accounting Policies, Drydocking are complete, we will expand the disclosure in Financial Statement, Note 2 — Summary of Significant Accounting Policies, Deferred dry docking in future filings.  We will include the following sentences suggested by the SEC staff and included in the Company's disclosures under section D – Classification & Inspection in Item 1 (Business section):

“We only include in deferred drydocking costs those costs that are incurred to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earning capacity or improve the vessel’s efficiency. Normal repairs and maintenance, whether incurred as part of the drydocking or not are expensed as incurred.”

Comment 3

Taxation, page F-10

Reference is made to the disclosure on page 25 where U.S. source shipping income will be subject to either a 4% U.S. federal income tax without allowance for any deductions or to a net basis tax, unless the company continues to meet the requirements for exemption.  Although this tax exemption does not terminate on a definitive date, the ability to continue meeting this exemption does not appear to be solely within the company’s control.  Therefore, as the tax rate is fixed and amount of tax determinable, please expand the taxation note to also disclose the aggregate dollar and per share effects of this tax exemption that currently exists and could terminate in the future if the company does not continue meeting the conditions for this exemption.  This disclosure is analogous to information provided through Topic 11C of the Staff Accounting Bulletins.  Please revise accordingly.

Response

The Company respectfully submits that it is more likely than not that the Company has control in meeting the requirements for the exemption under Section 883 of the U.S. Internal Revenue Code, as amended.  (“IRC”).

Under IRC Section 883 a company must meet two requirements to qualify for the exemption.  The first is that the corporation be organized in a foreign country that grants an equivalent exemption to U.S. corporations.  The Company is currently incorporated in Bermuda, which meets the requirement of granting an equivalent exemption to U.S. corporations.  If there were changes that would jeopardize the Company’s ability to meet this requirement, the Company has the ability to re-domicile in a jurisdiction that would allow it to meet the requirement.    The second requirement is that the stock of the corporation, or the direct or indirect corporate parent thereof (provided the parent is organized in a country that satisfies the country of organization requirement) is "primarily and regularly traded on an established securities market" in such country, in another country that grants the equivalent exemption from tax to U.S. corporations or in the United States.   Our Class A Common shares are currently traded on the NASDAQ National Market.  We have every reasonable expectation that our shares will continue to trade on this exchange.  In the event that our shares were to stop trading on the NASDAQ National Market the  requirement is written very broadly such that we could  seek alternatives that would allow us to continue to meet the requirement.  The second requirement incorporates further restrictions stating that a company can not qualify as publicly traded if one or more 5% non-qualified shareholders (generally, as determined from public filings) own, in the aggregate, 50% or more of the Class A Common shares for more than half the days in the corporation’s taxable year.  Non-qualified shareholders exclude investment companies registered under the Investment Company Act of 1940, as amended.  At December 31, 2008, non-qualified U.S. shareholders who own 5% or more of our shares owned an aggregate of approximately 20.4% of the Class A Common shares.  The Company's bye-laws prohibit conversions of Class A Common shares into Class B Common shares, or vice versa, if the result would cause holders of 5% or more of Class A Common shares to collectively hold 50% or more of the Class A Common shares.  Further, the bye-laws permit the Company to compel holders of Class B Common shares to convert all or a portion of their Class B Common shares to Class A Common shares to prevent holders of 5% or more of Class A Common shares from collectively holding 50% or more of the Class A Common shares.  While we cannot give assurances that we will continue to qualify for exemption under Section 883 in the future, we have concluded that we exercise sufficient control to make it probable that we will continue to qualify for the exemption.

Topic 11C of the Staff Accounting Bulletins addresses the situation where “…a foreign jurisdiction which attracts industry by granting a "holiday" from income taxes for a specified period.”  For this specific situation, the SEC staff responded that “…a note must (1) disclose the aggregate dollar and per share effects of the tax holiday and (2) briefly describe the factual circumstances including the date on which the special tax status will terminate.”  The Section 883 exemption is not a tax “holiday” and accordingly, we believe the use of Topic 11C of the Staff Accounting Bulletins is not applicable to this situation.  For the year 2008, the Company had approximately $22.5 million of U.S Source Shipping Income before the application of the IRC Section 883 exemption.  Consequently, the U.S. federal income tax, applying the 4% tax rate, would have been $0.9 million, or $0.03 per share had the Company not met the requirements for the exemption, which we deem to be immaterial.

Form 10-Q for the Quarter ended March 31, 2009

Comment 4

Note 2. New Accounting Pronouncements, page 8

We note from your disclosures that it appears that as of March 31, 2009, you have not yet adopted SFAS No. 157 for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis.  However, regarding these assets and liabilities, SFAS No. 157 was only delayed until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.  Accordingly, please confirm that you have adopted SFAS No. 157 as of January 1, 2009 for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a non-recurring basis.  Also, please revise future filings to include all disclosures required by paragraphs 32-35 of SFAS No. 157.

Response

The Company adopted SFAS 157 for financial assets and liabilities on January 1, 2008 and for non-recurring nonfinancial assets and non-recurring nonfinancial liabilities on January 1, 2009.  the Company then adopted SFAS 157 for non-recurring nonfinancial assets and nonfinancial liabilities as of January 1, 2009.  The adoption, however, did not have any impact on our consolidated financial statements.  In all future filings the disclosure will read as follows:

"The Company adopted SFAS 157 relative to financial assets and liabilities as of January 1, 2008.  We adopted the remaining provision of SFAS 157 as of January 1, 2009, and there was no impact on our consolidated financial position or results of operations."

Comment 5

Note 6. Valuation of Long-Lived Assets and Goodwill, page 9

We note from your disclosure that as of March 31, 2009, no indication of impairment of fixed assets was present.  However, there were several factors that occurred during the first quarter, such as the economic downturn and its effect on the market value of the vessels, and the collateral coverage issues with your debt covenants, that may indicate a possible impairment of your long-lived assets.  Please explain to us why you believe it was not necessary to perform an impairment analysis on long-lived assets during the quarter ended March 31, 2009.  If you have performed an impairment analysis subsequent to March 31, 2009, please provide us the results of such analysis.

Response

We began to see changes in the general shipping market and parts of our business during the beginning of the fourth quarter of 2008.  Consequently, we monitored the shipping market and applied the guidance of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”) paragraph 8 (a) through (f).  Based on our analysis we concluded that further testing for recoverability should be performed due to the then market conditions.  We performed our impairment analysis in February 2009 using information from our 2009 budget and three-year projection (2009 through 2011).  Undiscounted cash flows derived from long-lived assets were projected and the determination was that cash flows from such assets were greater than their carrying amounts.  Accordingly, we concluded that there was no permanent impairment of our fleet at December 31, 2008.

The activity we saw during the quarter ended March 31, 2009 and the period prior to filing the first quarter 10Q was consistent and track closely with our expectations and the information from our 2009 budget and three-year projection.  As show in the table below, our monthly average daily time charter equivalent (“TCE”) rates have been consistent.  Daily TCE rates are defined as voyage revenue less voyage expenses during the period divided by the number of available freight voyage days during the period.  Voyage expenses include fuel, port call, commissions, stevedore and other cargo related and miscellaneous voyage expenses.  No deduction is made for vessel or general and administrative expenses.  Daily TCE  rate is an industry standard used for measuring and analyzing fluctuations between financial periods and as a method of equating TCE revenue generated from a voyage charter to time charter revenue.

	Monthly	Change
	Average	from prior	Percentage
	TCE	month	Change

January	10,569
February	9,602	(967)	-9%
March	11,037	1,435	15%
April	10,778	(259)	-2%

Average for the first quarter of 2009	10,496

We concluded that the assumptions used in our impairment analysis were still valid and did not require updating.  We further concluded that there were no new triggering events in the first quarter and April 2009 that would require an updated impairment assessment as of Mach 31, 2009.

Comment 6

Note 8. Financing – Loan Modifications, page 11

We note that during March 2009 certain credit facilities were modified to waive the collateral coverage and all financial covenants through the fourth quarter of 2009, provided you meet two additional covenants, and the lenders agreed to waive existing financial covenants through January 1, 2010. Further you disclose that based on current internal projections you anticipate that the Company will not meet the covenant requirements in 2010.  In light of the fact that the grace period does not appear to be a full 12 months and you indicate you do not believe you will cure the violation in that grace period, it appears that your debt may be required to be classified as a current liability as of March 31, 2009.  Please explain to us why you believe it is appropriate to classify this debt as long-term debt as of March 31, 2009, or alternatively, revise your presentation as appropriate.  See paragraph 5 of SFAS No. 78 and EITF 86-30.

Response

Accounting Guidance

The standards that address this area are SFAS No. 78 and EITF 86-30.  In the analysis of the applicability of SFAS No. 78 and EITF 86-30, it is important to separate the requirement to maintain a specific collateral coverage ratio from the requirement to maintain specific financial covenants.  Each needs to be considered and evaluated separately.

 EITF  Issue No. 86-30 “Classification of Obligations When a Violation is Waived by the Creditor” states that “The issue is whether the waiver of the lenders’ right resulting from   the violation of the covenant with the retention of the periodic covenant tests represents, in substance, a grace period.  If viewed as a grace period, the borrower must classify the debt as current under Statement No. 78 unless it is probable that the borrower can cure the violation (comply with the covenant) within the grace period.”  The task Force concluded that “…unless facts and circumstances would indicate otherwise, the borrower should classify the obligation as noncurrent unless

(a)	a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and
(b)	it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.“

Financial Covenants

The pre-waiver financial covenants consist of:  minimum consolidated interest charge coverage, maximum consolidated leverage, and minimum consolidated tangible net worth and minimum cash liquidity.  At December 31 2008 and March 31, 2009, the Company was in compliance with all financial covenants.  However, because the minimum consolidated interest charge coverage ratio and the maximum consolidated leverage ratio are based on earnings before interest, taxes depreciation and amortization (“EBITDA”) for the trailing four quarters it became evident that meeting the requirements at the end of 2009 might present a problem and meeting the requirements in 2010 would be difficult.  Accordingly, while we were not in violation of any of the pre-waiver financial covenants at December 31 2008 and March 31, 2009, we requested and obtained a waiver of the financial covenants through January 1, 2010.  In order to have the pre-waiver financial covenants waived, we were required to meet two additional financial covenants.  The additional post-waiver financial covenants were a new minimum cash liquidity level, which was more restrictive, and a modified minimum consolidated interest charge coverage, which was less restrictive.  We were in compliance with the additional post-waiver financial covenants at March 31, 2009.

When we referred to not being able to meet covenant requirements in 2010, base on current internal projections in our filing, we were referring only to the financial covenants.  This conclusion was based on the way some of the financial covenants are calculated.  The minimum consolidated interest charge coverage and maximum consolidated leverage  financial covenants are based on a trailing four quarter EDITDA; consequently, the EBITDA used to compute the March 31, 2010 financial covenants would include what we expect to be the weakest quarters.  Accordingly, we concluded at March 31, 2009, that it is probable or reasonably possible that we would fail to meet at least one of the financial covenants within the next 12 months through March 31, 2010.

EITF 86-30 requires that debt be classified as current if both a covenant violation existed at the balance sheet date and it is probable that the violation would not be cured within the next 12 months from the balance sheet date.  We met all financial covenants at March 31, 2009, consequently, the first of the two requirements is not met and the requirement under EITF 86-30 to classify the debt as current is not met.  The possibility of violating the financial covenants within the next 12 months, no matter how probable, is not relevant at March 31, 2009, because the first condition was not met.

Collateral Coverage Requirement

Toward the end of 2008 and the first two months of 2009, freight rates, as shown by the freight indexes, fell dramatically over concerns of lowered economic growth for the remainder of 2008 and 2009.  The worldwide economic turmoil and the tightening of available bank credit caused the vessel sale and purchase market to become dysfunctional.  Vessel sale and purchase activity was reduced to a stand-still, with many ship brokers refusing or resistant to issuing vessel appraisals because there were no comparable vessel sales on which to base  valuations.

We were not in compliance with the collateral coverage requirement at the time we obtained the waivers in March 2009, and consequently, we met the first requirement under EITF 86-30 that would determine if the debt would need to be classified as current.

Determining the likelihood of meeting the second requirement under EITF 86-30 was evaluated.  We considered whether it was probable at March 31, 2009, that the vessel valuations would not improve enough within the next 12 months to meet the collateral coverage requirement.  Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies” defines “probable” as “The future event or events are likely to occur.”  We considered that the debt levels at March 31, 2010, excluding The Royal Bank of Scotland Credit Facility for the new vessel buildings, would decrease by $17.0 million from the March 31, 2009 level of $249.5 million due to principal payments made during the first quarter of 2010.  Since collateral coverage requirement levels are a function of debt levels, the reduced debt levels at March 31, 2010 would reduce the required collateral amount at that date.  We estimate that the short fall between the vessel valuations and the collateral coverage requirement at February 2009, would decrease by a third after we make the first quarter 2010 principal installments.

The February 2009 appraised vessel valuations were made at a very uncertain time in the shipping industry and general economy and reflect very depressed valuation levels.  We estimate that a 20% or better improvement in vessel valuations, over the February valuations, would be required at March 31, 2010, in order for the Company to be in compliance with the collateral coverage requirement.   We considered the likelihood of improved shipping rates during the remainder of 2009 and the first quarter of 2010.  Rate improvements typically lead to improvements in vessel valuations.  We considered the volatility of freight rates and the condition of the scrap market.  Higher freight rate volatility, increased vessel scrapings and lower scrap values, particularly for older ships, negatively impact vessel valuations.  Our projections reflect an improvement in freight rates in the second half of 2009 as worldwide economic conditions improve, resulting in less freight rate volatility, slowing scrap rates and constant scrap value levels.  These considerations led us to conclude at March 31, 2009, that within the next 12 months it is reasonably possible that vessel valuations would improve by 20% or better over the February 2009 valuations.

One of our lenders recently engaged an independent broker to complete a valuation of our fleet based on a charter-free, market approach.  The valuation reflected a 27% increase in fleet value from the February 2009 valuation levels; this corroborates our conclusion at March 31, 2009, that a 20% or greater increase in vessel valuation within the next 12 months is reasonably possible.  Consequently, the second requirement under EITF 86-30 would not be met and the loan should not be classified as current.

Comment 7

Exhibits, page 71

We note that you have incorporated by reference several exhibits, such as the Credit Agreement dated July 31, 2006 (ex. 10.9), the Loan Agreement dated January 16, 2009 (Ex. 10.36), and the Amended and Restated Credit Agreement dated March 26, 2008 (Ex. 10.39). These exhibits do not appear to contain all of the exhibits, appendices, and schedules either listed in the table of contents or referred to in the agreement. All exhibits must be filed in full.  Please refile each exhibit to include the omitted schedules appendices and exhibits.  Please also confirm that you will file all exhibits in full in future filings.

Response

The Company reviewed the material contracts filed with or incorporated by reference as exhibits in its Form 10-K for the fiscal year ended December 31, 2008 (including those listed in the staff's comment), and filed with or incorporated by reference as exhibits in the Company's subsequent filings with the SEC.  Except as described below, the Company then refiled in full with the Company's Form 10-Q for the quarter ended June 30, 2009 (filed on August 7, 2009) those material contracts that did not contain all exhibits, appendices and schedules.

The Company notes that it has requested confidential treatment for certain confidential terms contained in Amendment Number 1 and Waiver to Credit Agreement dated March 27, 2009, filed as Exhibit 10.4 to the Company's Form 10-Q filed on August 7, 2009.  Moreover, the Company's Form 10-K for the fiscal year ended December 31, 2008, incorporated by reference two exhibits that when originally filed did not include certain exhibits, appendices and/or schedules.  However, the Company has determined that those agreements were no longer material agreements at the time the Company filed that Form 10-K.  Specifically:

•
The Company incorporated by reference as Exhibit 10.3 in the Form 10-K the Form of Bareboat Charter related to sale-leaseback financings with Arkadia Shipping Inc.  The purchase option for the seven vessels covered by the Form of Bareboat Charter was exercised on December 17, 2007 for a total of $19.95 million ($2.85 million for each vessel), which was financed with a credit agreement entered into on January 16, 2008 by the Company, through seven wholly owned subsidiaries, with a syndicate of lenders led by DVB Group Merchant Bank (Asia) Ltd. and other lenders for a $75.0 million credit facility (the “DVB Credit Facility”). Thus, the Company has no further obligations under the Form of Bareboat Charter and related agreements.  Moreover, the DVB Credit Facility was incorporated by reference as Exhibit 10.36 in the Form 10-K and refiled in full with the Company's recent Form 10-Q to include all exhibits, appendices and schedules.

•
In addition, the Company incorporated by reference as Exhibit 10.9 in the Form 10-K the Credit Agreement, dated July 31, 2006, by and among Albemarle Maritime Corp., Arden Maritime Corp., Asia-America Ocean Carriers Ltd., Birnam Maritime Corp., Bristol Maritime Corp., Chester Shipping Corp., Darby Navigation Corp., Dover Maritime Corp., Frankfort Maritime Corp., Glenwood Maritime Corp., Hansen Shipping Corp., Henley Maritime Corp., Hudson Maritime Corp., Kensington Shipping Corp., Newkirk Navigation Corp., Oldcastle Shipping Corp., Rector Shipping Corp., Remsen Navigation Corp., Sheffield Maritime Corp., Sherman Maritime Corp., Sterling Shipping Corp., Stratford Shipping Corp., Vernon Maritime Corp., Windsor Maritime Corp., as Borrowers, and TBS International Limited, as a Guarantor, TBS Shipping Services Inc. as Administrative Borrower, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders thereto, Citibank, N.A., as Syndication Agent, Westlb AG New York Branch, as Documentation Agent, and Banc of America Securities LLC as Sole Lead Arranger and Sole Book Manager (the "2006 Credit Agreement").  The 2006 Credit Agreement was amended and restated in its entirety in 2008 and, thus, the 2006 Credit Agreement is no longer a material contract.  The 2006 Credit Agreement was replaced by the Amended and Restated Credit Agreement dated as of March 26, 2008, by and among Albemarle Maritime Corp, Arden Maritime Corp, Avon Maritime Corp, Birnam Maritime Corp, Bristol Maritime Corp, Chester Shipping Corp, Darby Navigation Corp, Dover Maritime Corp, Elrod Shipping Corp, Exeter Shipping Corp, Frankfort Maritime Corp, Glenwood Maritime Corp, Hansen Shipping Corp, Henley Maritime Corp, Hudson Maritime Corp, Montrose Maritime Corp, Oldcastle Shipping Corp, Rector Shipping Corp, Remsen Navigation Corp, Sheffield Maritime Corp, Sherman Maritime Corp, Sterling Shipping Corp, Stratford Shipping Corp, Vernon Maritime Corp, Windsor Maritime Corp, and the other persons named thereto as Borrowers, TBS International Limited as a Guarantor, TBS Shipping Services Inc. as Administrative Borrower, Bank of America, N.A. as Administrative Agent, Swing Line Lender and L/C Issuer, the other lenders named thereto, Citibank, N.A. and DVB Group Merchant Bank (Asia) Ltd. as co-Syndication Agents, TD Banknorth, N.A. as Documentation Agent, and Banc of America Securities LLC as Sole Lead Arranger and Sole Book Manager (the "2008 Credit Agreement").  The 2008 Credit Agreement was incorporated by reference as Exhibit 10.39 in the Form 10-K and refiled in full with the Company's recent Form 10-Q to include all exhibits, appendices and schedules.

The Company confirms that, when required to file material contracts as exhibits in the future, the Company will include all exhibits, appendices and schedules to such exhibits other than those that contain highly confidential wire transfer information and bank account addresses and numbers.  The Company may request confidential treatment of certain exhibits, appendices and schedules, but respectfully submits that wire transfer information and bank account addresses and numbers, which could provide a means for wrongful access to the Company's deposits at its relationship banks, are of no relevance whatsoever to investors and should not need confidential treatment relief on an ongoing, continual basis.

***

The Company hereby acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
(ii)	Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and
(iii)	the Company may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the foregoing is responsive to your comments.  If you have any additional comments or questions, please contact the undersigned at (914) 233-1123.

Very truly yours,

/s/Ferdinand V. Lepere

Ferdinand V. Lepere
Chief Financial Officer

 cc:      Claire Erlanger, SEC Staff
Jonathan Sackstein, PricewaterhouseCoopers LLP
            Steven Finley, Gibson Dunn & Crutcher LLP